Exhibit 99.5
#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	May 12, 2017
For Immediate Release	NR#17-04

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX / NYSE MKT: MAG) ("MAG" or the "Company") announces the Company's unaudited financial results for the three months ended March 31, 2017.  For details of the March 31, 2017 unaudited condensed interim consolidated Financial Statements and Management's Discussion and Analysis, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars ("US$") unless otherwise specified.

2017 FIRST QUARTER HIGHLIGHTS

•
At Juanicipio, as a result of the significant mineralized discoveries beneath the Bonanza zone, Fresnillo plc and the Company have been considering alternate mine plans and other project enhancements to maximize the value of both the Bonanza Zone and the new Deep Zone. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day and sinking an internal shaft (or winze) to access the deeper zone sooner.

•	Fresnillo has indicated that permitting based on the upgraded design has already commenced, and that it expects its Board to give formal project development approval in the second quarter 2017.

•
A new resource estimate and the design upgrades are planned to be incorporated into a revised mine plan and a new MAG technical report, anticipated to be completed in the second quarter of 2017 and form the basis for MAG's formal project development approval.

•
The Juanicipio underground ramp decline reached the uppermost reaches of the Valdecañas Vein in December 2016 and intensified underground development has commenced to allow for the planned increase in processing capacity.

•
Assays from 13 additional exploration and infill drill holes were released in the quarter (see Press Release February 14, 2017), which along with the previously announced results (see Press Releases August 15, 2016 and April 23, 2015) have:

•	confirmed that continuous mineralization extends below the Valdecañas Bonanza Grade mineralization in both the East and West Veins;
•	revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone; and,
•	resulted in the discovery of the new "Anticipada Vein", within the vein system.

•	A 20,000 metre 2017 exploration drill program for Minera Juanicipio was initiated subsequent to the quarter end, and will test various targets within the Joint Venture boundaries.

•	The Company remains well funded, with cash, cash equivalents, and term deposits totaling $132,442 as at March 31, 2017.

MAG Silver Corp.

George Paspalas, President and CEO, commented, "as we head towards a Production Decision for Juanicipio, and embark on a more expanded exploration program this year, Minera Juanicipio remains focused on bringing the Bonanza Zone into operation as early as possible to maximize the return to shareholders."

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2017

As at March 31, 2017, the Company had working capital of $133,638 (March 31, 2016: $143,496) including cash, cash equivalents and term deposits of $132,442 (March 31, 2016: $142,028).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.

In the three months ended March 31, 2017, the Company funded advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $4,378 (March 31, 2016: $3,034).  The Company makes cash advances to Minera Juanicipio as 'cash called' by the operator Fresnillo, based on approved joint venture budgets. Subsequent to the quarter end, the Company advanced a further $6,160 to Minera Juanicipio, representing its 44% share of a $14,000 cash call to fund intensified underground development on the Juanicipio Property.

The Company's net loss for the three months ended March 31, 2017 decreased to $312 (March 31, 2016: $1,297) or $0.004/share (March 31, 2016: $0.02/share) primarily due to deferred tax recoveries resulting from a strengthening Mexican Peso relative to the US dollar. A deferred (non-cash) tax recovery of $589 (March 31, 2016: $63) was recognized in the quarter related to the reversal for the deferred tax liability that was set up at December 31, 2016 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. With the strengthening of the Mexican Peso against the US$ from 20.66 Pesos/US$ on December 31, 2016 to 18.71 on March 31, 2017, the previously recognized deferred tax liability was reversed in the period. Likewise, the Company recorded its 44% equity income pick-up from Minera Juanicipio amounting to $572 (March 31, 2016: $43 equity loss pick up) related to this same strengthening of the Mexican Peso and the associated deferred tax recovery. No equity incentives other than 2,916 DSUs (March 31, 2016: 3,254) granted to directors in lieu of cash retainer and meeting fees, were granted in the quarter ended March 31, 2017 (March 31, 2016: nil). The Company recorded $367 (March 31, 2016: $579) of share based payment expense (a non-cash item) relating to equity incentives (stock options, restricted share units, performance share units and deferred share units) vesting to employees and consultants in the period. In other income and expenses during the quarter ended March 31, 2017, the Company recorded interest income on its cash, cash equivalents and term deposits of $362 (March 31, 2016: $113).

At Cinco de Mayo, the Company continues to believe that the property has significant geological potential and continues to maintain the mineral concessions in good standing. Although the Company has previously recognized an impairment on the property and has no current plans to conduct any geological exploration programs, efforts to regain the surface access continue.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  We are presently developing the underground infrastructure on the property, with the operational expertise of our joint venture partner, Fresnillo plc, to support a 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

MAG Silver Corp.

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results, exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible at www.sedar.com www.sec.gov/edgar/searchedgar/companysearch.html